Exhibit 3.41

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:57 AM 07/14/2010
FILED 11:57 AM 07/14/2010
SRV 100740559 - 4847895 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Quality Technology Services Richmond II, LLC

Second: The address of its registered office in the State of Delaware is 615 S . DuPont Highway in the City of Dover. Zip code 19901. The name of its Registered agent at such address is Capitol Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                            .”)

Fourth: (Insert any other matters the members determine to include herein.)

ln Witness Whereof, the undersigned have executed this Certificate of Formation this 14th day of  July, 2010.

By:	/s/ Chad L. Williams
Authorized Person (s)

Name:	Chad L. Williams